**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47288

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2020** AND ENDING **DECEMBER 31, 2020**
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CELADON FINANCIAL GROUP, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 CENTER ST
(No. and Street)

CHATHAM   **NJ**   **07928-2599**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DARYL S. HERSCH   973-701-8033
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERKOWER LLC
(Name – if individual, state last, first, middle name)

517 ROUTE ONE SOUTH STE 4103   ISELIN   **NJ**   **08830**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, DARYL S. HERSCH _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CELADON FINANCIAL GROUP, LLC _____ , as of DECEMBER _____ 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
JOAN CIOTOLA
Notary Public-New Jersey
MORRIS COUNTY
My Commission Expires
June 18, 2023



Signature

Title



Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CELADON FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

CELADON FINANCIAL GROUP, LLC

DECEMBER 31, 2020

TABLE OF CONTENTS

Statement of Independent Registered Public Accounting Firm



berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Celadon Financial Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Celadon Financial Group, LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 26, 2021

CELADON FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

ASSETS		
Cash and cash equivalents	$	1,892,119
Deposits with clearing brokers		1,340,526
Due from clearing brokers		1,201,661
Commissions receivable - clearing brokers		1,574,416
Securities owned, at fair market value		713,432
Deposits and other assets		30,400
Total assets	$	6,752,554
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Payable to clearing broker	$	516,746
Accounts payable and accrued expenses		268,593
Commissions payable		1,918,800
Total liabilities		2,704,139
Member's equity		4,048,415
Total liabilities and member's equity	$	6,752,554

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Celadon Financial Group, LLC (the "Company") is primarily owned by two members, Cambria Holdings, Inc. ("Cambria") 20% and the Company's President who is also the sole stockholder of Cambria - 80%. Cambria was also the sole stockholder of Securities & Investment Planning Company ("SIPC"). The Company ("Celadon") was formed as a limited liability company in 2009 with no pre-determined operating life. The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with the National Futures Association (NFA) as of November 2012. The Company brokers securities transactions for customers, for the purchase and sale of marketable securities on their behalf, on a fully disclosed basis with multiple clearing firms.

The Company received approval from FINRA to continue membership as a broker dealer under the same Central Registration Depository as that utilized by SIPC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired to be cash equivalents. As of December 31, 2020, there were no cash equivalents. All cash balances are held with major financial institutions within the United States of America.

Securities owned and securities sold not yet purchased
Securities owned and securities sold not yet purchased are valued using fair market values, as reported by stock exchanges and published quoted prices. Management considers these short term investments as trading securities. As such, any changes in the market value of such investments are recognized in operations.

Concentration of credit risk – cash balances
The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits in the banks, at times, exceed federally insured limits. Cash equivalent deposits in other financial institutions are not federally insured. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

Commissions Receivable - Clearing Broker
Commissions receivable are stated at the amount settled with the Company's clearing broker. Payments of commissions receivable are remitted monthly by the clearing broker. The Company considers commissions receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2020. The commissions receivable due as of December 31, 2020 is $1,574,416.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Due from Clearing Brokers

Due from clearing brokers represent amounts due to the Company from the clearing brokers. The Company is required to maintain cash balances with clearing agents, which are restricted as to use. As of December 31, 2020, the Company had in effect clearing agreements with three independent clearing firms (Wedbush, I.B. & RBC). The firm also has a trading account with Interactive Brokers. The cash balance with Interactive Brokers in the amount of $146,553 is disclosed under the due from clearing brokers on the statement of financial conditions. The cash balance with Wedbush in the amount of $1,055,107 is disclosed under the due from clearing brokers on the statement of financial conditions.

Deposits with Clearing Brokers

The clearing deposit with Wedbush in the amount of $526,802 is disclosed under the deposits with clearing broker on the statement of financial condition. Wedbush restricts the withdrawal of the clearing deposits up to their minimum deposit requirement which is $100,000. The clearing deposit with RBC in the amount of $750,000 is disclosed under the deposits with the clearing broker on the statement of financial condition. RBC restricts the withdrawal of the clearing deposits up to their minimum deposit requirement. The clearing deposit with Interactive Brokers in the amount of $63,724 is disclosed under the deposits with the clearing broker on the statement of financial condition.

Payable to Clearing Brokers

Payable to clearing brokers represent amounts due to the clearing brokers from the Company. As of December 31, 2020, the Company had payable to clearing brokers to Wedbush and RBC clearing firms in the amount of $516,746.

Accounting Standard – ASC 326 accounting policy

On January 1, 2020, the Company adopted FASB ASC Topic 326 – "Financial Instruments – Credit Losses" (ASC Topic 326") which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The new guidance applies to financial assets measured at amortized cost, held-to maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected Credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.

The Company adopted ASC topic 326 using the modified retrospective approach for all in-scope assets. The impact of the adoption of the current expected credit loss ("CECL") methodology to the current period was not material.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Accounting Standard – ASC 326 accounting policy (continued)
Receivables from clearing broker: The Company's receivables from clearing broker include amount receivable from unsettled trades, including amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Use of estimates
The preparation of the financial statement in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2020 and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

Revenue recognition
Revenue from contracts with customers includes Brokerage Commissions, Private placements and Service fee income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to certain future events.

Private Placement Fees
The Company receives fees for the introduction of buyers and sellers in equity transactions pursuant to a contract. Revenue is recognized at the point in time that the performance arrangement is complete (as set forth under the terms of the agreement). In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2020, all such amounts were immaterial.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Private Placement Fees (continued)
Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Interest Income
The Company earns interest on debit balances and short balances at various clearing firms. The Company also earns interest when lending fully paid securities and from credit deposits balances in various accounts at bank.

Other Income
The Company earns income from providing new issues reports to clients, away trading fees, order flow income and from Commission sharing arrangements. The Company also had an insurance reimbursement claim that was expensed in year 2019 and recorded as income in 2020.

Service Fee Income
The Company earns income from the physical mailing of client statement and trade confirmations.

Brokerage Commissions
The company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the company charges a commission. Commissions and related clearing expenses are recorded on a trade date (the date that the company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on a trade date for both revenue sources because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership has been transferred to/from the customer.

Proprietary Trading
The Company buys and sells securities for its own account. Gains and losses for these transactions are included in net trading gains. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership has been transferred to/from the customer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Forgivable Loan – Paycheck Protection Program (PPP):
The Company's policy is to account for forgivable loans received through the Small Business Administration (SBA) under Coronavirus Aid, Relief and Economic Security Act (Cares Act) Paychex Protection Program (PPP), as debt in accordance with Accounting Standards Codification (ASC) 470, Debt, and other related accounting pronouncements. The forgiveness of debt, in whole or in part is recognized once the debt is extinguished, which occurs when the Company is legally released from the liability by the SBA. Any portion of debt forgiven, adjusted for accrued interest forgiven and unamortized debt issuance costs, is recorded as a gain on extinguishment of debt, and presented in the other income section of the statement of operations. 'See note 11'.

Leases
In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. The Company adopted lease topic 842 on January 1, 2019 with no material effect to its financial statement.

Income taxes and uncertain tax positions
The Company is organized as a limited liability company under the laws of the State of Delaware structured to be treated as a partnership for income tax purposes and files tax returns in the federal, New Jersey and other state jurisdictions. Items of income or loss are allocated to the members in accordance with their respective equity interests and are reported on their individual or corporate federal and state income tax returns.

State income taxes are provided for the tax effects of transactions reported in the financial statement and consists of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are not material to the Company's December 31, 2020 financial statement.

The Company has adopted the provisions of Financial Accounting Standards Board ("FASB ASC") No. 740, Income Taxes. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense, and penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2017 for all major tax jurisdictions.

See report of independent registered public accounting firm.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income taxes and uncertain tax positions (continued)

As of December 31, 2020, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statement.

3. LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of creditors at December 31, 2020.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC No. 825, Financial Instruments establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, while level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:
- Quoted prices for similar assets and liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

See report of independent registered public accounting firm.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS *(continued)*

The following presents the Company's December 31, 2020 assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Level 1	Level 2	Total
Securities owned	$ 276,266	$ 437,166	$ 713,432
Securities sold not yet purchased	-	-	-
Investment at fair value	$ 276,266	$ 437,166	$ 713,432

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) and Regulation 1.17 of the Commodity Futures Trading Commission, which requires the maintenance of minimum net capital at an amount equal to the greater of $654,000 or 6 ⅔% of aggregate indebtedness or a statutory net capital for market makers based on the uniform net capital rule and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2020, the Company had net capital of $3,949,006 and a net capital ratio of .68 to 1.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's securities activities involve executions and settlement of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

Securities are subject to risk conditions of market performance, interest rates, economic conditions and world affairs. Due to the level of risk associated with certain securities and the level of uncertainty to changes in the value of securities, it is at least reasonably possible that changes in risks in the near term could materially affect securities balances and the amounts reported in the accompanying statement of financial condition. The securities balances as of December 31, 2020 may include equity, option and bond securities.

7. OPERATING LEASES

The Company entered into a three year lease agreement for office space in Chatham, New Jersey on August 1, 2017 and expires on July 31, 2020. Rent expense relative to the above lease agreement was $77,000 for the year ended December 31, 2020 and is includable in the accompanying statement of operations as rent expense. After lease expiration, the company is on a month to month basis at the Chatham office location. The Chatham Office building was sold in December to 401 Philadelphia Blvd. LLC. Celadon is on a month to month with the new building owner. The rent expense for December payable to 401 Philadelphia Blvd. LLC was $7,000. The Company has elected not to apply the recognition requirement of lease topic 842 relating to its short-term office lease and instead has elected to recognize the lease payments as lease cost on a straight-line basis over the lease term.

On February 26, 2016, the company entered into a 13-month lease agreement for office space in New York, NY with and expiration date of March 31, 2017. The agreement automatically renews for successive terms of 1 year each upon the expiration of the initial term or subsequent term thereafter with a rent increase of 4% of the fixed monthly rent. On April 16, 2019 the Company terminated the agreement and entered into a new lease agreement with the same lessor. The new agreement allows the Company the use of 3 offices and other amenities. The new lease agreement has a 2 year term commencing on May 1 2019 and expiring on May 1, 2021 with a rent increase of 4% of the fixed monthly rate after the first year anniversary date. Rent expense relative to the above lease agreements was $138,600 for the year ended December 31, 2020 and is includable in the accompanying statement of operations as rent expense. A tenant reimburses Celadon for part of the rent due for the office space in New York on a monthly basis.

Future minimum rental commitments as of December 31, 2020 are as follows:
Years Ended December 31:

2021	$	46,800

On April 1, 2019 the Company entered into a month to month lease agreement for office space in Brooklyn, NY. Either party may terminate the agreement by giving written notice at least ten days prior to the last day of the current month.

The Company has elected not to apply the recognition requirement of lease topic 842 relating to its short-term office lease and instead has elected to recognize the lease payments as lease cost on a straight-line basis over the lease term.

8. COMMITMENTS AND CONTINGENCIES

As of December 31st, 2020, The Company has no pending legal matter, commitment and contingencies.

See report of independent registered public accounting firm.

9. COVID-19 PANDEMIC

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. The Company may be directly impacted from the markets in which it operates and the volatility of the financial markets. The effects of the potential impact cannot be estimated at this time.

10. LOANS PAYABLE

The Company borrowed funds to finance growth in the Municipal bond business. The notes bear interest at the annual rate of 4% of the principal amount outstanding. The notes also include a revenue participation clause whereby the Company agrees to pay to the note participants, based on their proportionate share of the aggregate funded principal amount outstanding under the notes, 30% of all profits generated by the Company's proprietary municipal bond trading account during the period beginning with the date of the note. The notes automatically renew for successive one-year terms unless either party provides the other party with sixty (60) days written notice of intent to terminate. There is also a reduction of amount of revenue participation under certain circumstances.

In the event the revenue participation payment is payable between a 10% and 14% annual rate of return with respect to the aggregate principal, the amount of the participation payment otherwise due shall remain at 10%. If the participation payment otherwise payable is more than a 14% annual rate of return with respect to the aggregate principal, then the participation payment shall reduce by 4%, so that the total actual payment is equal to the pro forma participation payment. Celadon has paid all loans payable in connection with the municipal bond business. Celadon also has a liability of $166,482 included in accounts payable, which consists of $148,750 security deposits from various registered representatives that trade the firm's capital, $4,843 in accrued liabilities and $12,889 in unearned revenues.

11. SBA PPP LOAN

The Company applied for and received a loan from Lakeland Bank in the amount of $375,580 under the Paycheck Protection Program established by the Coronavirus Aid Relief and Economic Security (CARES) Act (the "Act"). The loan is subject to a note dated May 11, 2020. The Company applied for full forgiveness under the provisions of the Act. The Small Business Administration reviewed the Company's application and granted full forgiveness on November 18, 2020. As a result of the forgiveness, the Company recorded $375,580 of Other income on the statement of operations.

12. DEFINED CONTRIBUTION PLAN

The Company has a 401(k) defined contribution plan which covers substantially all employees. The Company may contribute a matching contribution, which is solely at the discretion of the Company. The Company 401(k) contributions for the plan year ended December 31, 2020 were $37,212 and are included in employee compensation and benefits in the statement of operations.

13. CONCENTRATIONS

During the year ended December 31, 2020, the Company earned approximately 27% of its gross commission revenue from one client.

14. RELATED PARTY TRANSACTIONS

The Company paid a member, Cambria Holdings, a total of $891,000 in distributions. Distributions of $780,000 were paid to Daryl S. Hersch, the Managing Member of Celadon Financial Group, LLC. Daryl S. Hersch is the sole owner of Cambria Holdings. Mr. Hersch also owns 80% of Celadon Financial Group, LLC. During fiscal year 2020, Cambria Holdings contributed $0 in capital to Celadon.

15. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2020 and determined that there are no material events that would require disclosures in the Company's financial statement, as of the date the financial statement was issued.